TV AZTECA BOARD OF DIRECTORS UNANIMOUSLY
                               APPROVES SPLIT OFF
                             OF INVESTMENT IN UNEFON


      --Compatible with previously approved 6-year Plan for Uses of Cash--


FOR IMMEDIATE RELEASE
---------------------

     Mexico City,  October 6, 2003 - TV Azteca,  S.A. de C.V.  (NYSE:  TZA; BMV:
TVAZTCA), one of the two largest producers of Spanish language television programming in the world, announced today that its board of directors unanimously approved a split off of its investment in Unefon and of its investment in Cosmofrequencias, a wireless broadband Internet access provider, in a way that does not affect the previously approved company's six-year plan for uses of cash. This cash usage plan entails reducing TV Azteca's debt by approximately US$250 million, and making cash distributions to shareholders of over US$500 million within a six-year period.

     "After a broad survey of market participants to get feedback for an efficient separation, we developed a mechanism that will return TV Azteca to a pure play media company, while further strengthening our capital structure, and distributing the benefits of our profitability," said Pedro Padilla, Chief
Executive Officer of TV Azteca. "Market feedback enriched our ideas for separation, allowing us to present a solid proposal to our board, which strongly supported the initiative."

Mechanics for Separation
------------------------

     The plan consists of a split off of TV Azteca's 46.5% equity stake in Unefon--holder of 1.9 GHz frequencies--and of TV Azteca's 50% equity stake in Cosmofrecuencias--holder of 3.4 GHz and 7 GHz. frequencies. Through the split off, TV Azteca will be completely separated from its telecommunications' investments. The telecommunications assets will form Azteca Telecom, a new entity that, upon approval of the Mexican securities authorities will be publicly traded on the Mexican stock exchange, and upon authorization of the Securities and Exchange Commission will also trade over-the-counter in the United States.

     During the fourth quarter of 2003, TV Azteca shareholders will be asked to vote to approve the split off, and to cancel rights previously granted to them to acquire shares of Unefon.

     Approximately 15 days prior to the meeting, shareholders will receive an "information statement" describing the details of the split off and its effects on TV Azteca, along with a description of Unefon and Cosmofrecuencias operations and financial conditions.

     According to Mexican commerce law, Azteca Telecom is formally separated approximately 45 days after the date of the shareholder's meeting. The company anticipates public trading of Azteca Telecom--in the Mexican stock market, and over-the-counter in the U.S.--to occur within the second quarter of 2004.

Effect on TV Azteca
-------------------

     The  split  off  will  entail  a  reduction  of  TV  Azteca's   assets  and
stockholders' equity by approximately US$202 million, the book value of TV Azteca's investment in Unefon and Cosmofrecuencias.

     TV Azteca's fiscal value of paid-in capital--which determines the capacity for fiscally-efficient cash distributions to shareholders--will not have material changes, therefore, the expected distributions within the six-year plan for uses of cash will not be affected.

     The advertising agreements between Unefon and TV Azteca, as well as the accounts receivable that Unefon is required to pay to TV Azteca will remain unchanged.

     The separation falls under the restricted payment clause of TV Azteca's bond indenture and does not require bondholder approval.

Benefits for all Stakeholders
-----------------------------

     "By returning TV Azteca to a pure-play media company, we will further concentrate on developing our competitive strengths, enhancing our solid media operations and profitability," added Mr. Padilla. "The separation will also provide with a lower risk perception for the financial markets, which will help TV Azteca align its cost of capital with its solid operating fundamentals."

     "By allowing shareholders to determine their participation in the telecommunications business, we are offering a unique opportunity for separate stakes in some of Mexico's most dynamic economic sectors, with the potential for adding significant shareholder value going forward," concluded Mr. Padilla.

Company Profile
---------------

     TV Azteca is one of the two largest producers of Spanish language television programming in the world, operating two national television networks in Mexico, Azteca 13 and Azteca 7, through more than 300 owned and operated stations across the country. TV Azteca affiliates include Azteca America Network, a new broadcast television network focused on the rapidly growing US Hispanic market; Unefon, a Mexican mobile telephony operator focused on the mass market; and Todito.com, an Internet portal for North American Spanish speakers.

     Except for historical information, the matters discussed in this press release are forward-looking statements and are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. Risks that may affect TV Azteca are identified in its Form 20-F and other filings with the US Securities and Exchange Commission.

                              Investor Relations:

          Bruno Rangel                                     Omar Avila
         5255 3099 9167                                  5255 3099 0041
    jrangelk@tvazteca.com.mx                         oavila@tvazteca.com.mx

                                Media Relations:
                                 Tristan Canales
                                 5255 3099 5786
                            tcanales@tvazteca.com.mx